AllDigital Holdings, Inc.

220 Technology Drive
Suite 100
Irvine, CA 92618

FILED AS EDGAR CORRESPONDENCE

November 5, 2012

Ta Tanisha Meadows, Staff Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

Re:	AllDigital Holdings, Inc. (the “Company”)
Form 10-K for Fiscal Year Ended December 31, 2011
Filed March 30, 2012
File No. 333-141676

Dear Ms. Meadows:

We have reviewed the comments set forth in your letter dated October 31, 2012 with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 (the “Filing”). For ease of reference, each of our responses is preceded by a bolded restatement of the applicable comment set forth in your letter.

Consolidated Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-8

Note 1 – Organization and Business, page F-8

1.	We understand that you accounted for the merger with Aftermarket as a reverse acquisition and recognized a charge for the difference between the acquisition-date fair value of the consideration transferred in excess of the fair value of net assets acquired. Please tell us your basis in GAAP for recognizing the difference as a charge to income rather than as goodwill.

Response:

We initially recognized the difference between the consideration and fair value as goodwill, and then impaired the goodwill within the same accounting period. The Company followed the guidance of ASC 805 for the merger transaction. In accordance with ASC 805-30, the amount of consideration in excess of the value of the assets acquired was recorded as goodwill. Upon the sale of the “auto parts” business in September 2011, we determined that the goodwill must be tested for impairment in accordance with ASC 350-20-35-30. Goodwill was determined to be completely impaired as there would be no future cash flow from the auto parts business, and its value was $0. Accordingly, the Company wrote off the goodwill in accordance with ASC 350-20. While we recognize it is not common practice to write off goodwill in the same period it is created, the Company believes that the facts and circumstances surrounding this transaction supported and required such accounting treatment.

The primary motive of AllDigital in entering the reverse merger was to become a public company; however, AllDigital viewed Aftermarket's auto accessory business as a component of the overall transaction because AllDigital believed the auto accessory business could be operated or expanded over the following few years at a nominal cost and then sold at a price that may offset transaction costs. After more clearly examining the Aftermarket auto accessory business following the closing of the reverse merger, management determined that expanding the auto accessory business would be more difficult and expensive than previously anticipated. So, management quickly disposed of the business to Aftermarket's prior President in exchange for the forgiveness of debt. The foregoing combination of facts, circumstances and sale of the Aftermarket auto accessory business resulted in the Company’s determination that it would need to impair the associated goodwill. Upon analysis of the reverse merger given the near term disposal of the Aftermarket business, management determined that the only value (or asset) AllDigital really acquired by entering into the reverse merger was the status as a public company and that the excess of the consideration over the fair value was best characterized as the expense of becoming public (akin to, and in lieu of, the professional and other fees we would have incurred if the Company had gone public through a different route).

We presented the write off of goodwill under the caption “Organization costs write off” on the statement of operations, as we believe that it reflects a more accurate description of the true economics of the transaction. The write off was disclosed under “Impairment of Long-lived and Intangible Assets” on page F-12, and in the last paragraph on page F-8, where we stated that the value of the consideration in excess of the value of the assets acquired was akin to organization costs. We believe this presentation most fairly presents the Company’s financial statements.

2.	We understand that Aftermarket was a public shell company since it had nominal operations and assets consisting solely of cash. We consider a public shell reverse acquisition to be a capital transaction in substance equivalent to the issuance of stock for the net monetary assets of the public shell company accompanied by a recapitalization rather than a business combination. Please tell us why you believe the merger should be accounted for as a reverse acquisition and your consideration of accounting for the transaction as a reverse recapitalization.

Response:

We believe that Aftermarket had operations were more than nominal, and as a result, it was not a public shell company and that reverse acquisition accounting was appropriate.

In accounting for the reverse merger, we considered the guidance of Topic 12 of the Financial Reporting Manual of the Division of Corporate Finance. Section 12220 refers to a shell company as a “registrant that has no or nominal operations, and [nominal assets other than cash].” Accordingly, a company is a shell company only if it both had (a) no or nominal operations, and (b) nominal assets other than cash. Setting aside (b) for our discussion, we believe that the registrant in our case, Aftermarket, had more than nominal operations. According to Aftermarket’s SEC filings, it had been in business since at least 2005, reporting $315,000 in revenue for 2005 in its initial registration statement on Form SB-2, and had continued to actively pursue the same business through the closing of the reverse merger. While the Company acknowledges that Aftermarket’s revenues declined relative to 2005, that decline was consistent with economic conditions and their direct effect on discretionary spending.

We acknowledge that a business with approximately $100,000 in revenue in its latest fiscal year is very small by public company standards; however, we have observed many public companies with revenues in that range which, because they are actively pursuing the company's stated line of business, are viewed by the market to be operating, not shell, companies. Moreover, Aftermarket was by no means nominal relative to AllDigital. Aftermarket’s 2010 revenue represented more than 8% of the total revenue of the approximately $1,150,000 in revenue of AllDigital, the private company, for the same year. While there is no set threshold as to what is considered “nominal”, Regulation S-X Rule 5-02 and 5-03 imply that 10% and 5% are considered meaningful enough or significant enough to warrant separate presentation. Therefore, we could not conclude the operations of Aftermarket were nominal on an absolute or relative basis.

Given that the reverse merger of AllDigital with and into Aftermarket was a reverse acquisition with a public company that was not a public shell, management determined that the transaction should be recorded as a reverse acquisition. It is clear that the AllDigital reverse merger into Aftermarket was a reverse acquisition as, following the transaction, AllDigital’s shareholders owned approximately 71% of the outstanding shares, its directors and officers were the directors and officers of the survivor and the operations of AllDigital was intended to be the primary ongoing business post-transaction. With regard to such a transaction, Topic 12, Section 12100.1 provides as follows:

SEC rules do not directly address a registrant’s financial reporting obligations in the event that it acquires another entity in a transaction accounted for as either a reverse acquisition or reverse recapitalization. For accounting purposes, the legal acquiree is treated as the continuing reporting entity that acquired the registrant (the legal acquirer). Reports filed by the registrant after a reverse acquisition or reverse recapitalization should parallel the financial reporting required under GAAP—as if the accounting acquirer were the legal successor to the registrant’s reporting obligation as of the date of the acquisition. The level of significance is irrelevant as the accounting acquirer is considered to be the registrant’s predecessor

Consistent with this guidance and ASC 805, we characterized the transaction as a reverse acquisition in which AllDigital was deemed to have acquired Aftermarket for a consideration equal to $769,000, determined using the guidance of ASC 805-40-30.

As summarized in comment #1, the treatment as a reverse acquisition resulted in a charge of approximately $790,000 to the statement of operations, which we believe is appropriate and a conservative, fair presentation of the Company’s financial statements.

Note 2 – Summary of Significant Accounting Policies, page F-9

Revenue Recognition, page F-9

3.	Please disclose the methods you use to measure progress of completion for design and development contracts accounted for using the percentage of completion method. Please refer to ASC 605-35-50-2. Please also disclose your revenue recognition policy for design and development contracts when you are unable to reasonably estimate total contract costs. In addition, please disclose your revenue recognition policy for custom “on-boarding” services.

Response: We provide a supplementary explanation of relevant facts below for each of the three topics addressed in your comment. In addition, we include a proposed updated revenue recognition note, which we are updating to address your comments and otherwise to increase clarity.

Percentage of Completion Method

In the context of ASC 605-35-50-2, the Company uses the cost-to-cost method to measure progress of completion for design and development contracts accounted for using the percentage of completion method.

The following steps are taken to maintain the integrity of the percentage of completion method:

1.	Prior to contract execution, the Company develops an approved budget for contract pricing purposes, including the use of in-house and/or 3rd party development resources, and other variables; the budget development, review and approval process includes inputs from a combination of development, project management, business / finance, and executive personnel.

2.	Post contract execution, the assigned project manager, working with other Company personnel, further breaks down and details the budget; this includes assigning levels of effort to particular tasks, and the assignment of specific in-house and/or 3rd party resources to the completion of such tasks.

3.	Once individuals are assigned to work on a specific project, the project manager provides the controller with the names of such individuals and estimated levels of effort in order for the controller to calculate and develop the estimated cost for the project, based on hourly rates, taxes, etc.; working with the project manager, the controller also includes 3rd party and other costs in the consolidated budget for the project.

4.	Hours worked for each in-house development team member are recorded, by project, on a daily basis. In the event 3rd party development resources are involved in a project, approved timesheets are required by contract. Consolidated hours are reported for each member of the Company’s development staff on a monthly basis to the controller.

5.	On a monthly basis, the controller updates and reconciles the Company’s consolidated revenue recognition workbook file to include actual monthly development hours, as well as any applicable 3rd party and/or other cost inputs; the controller uses the cost-to-cost method using the cumulative actual costs in relation to total estimated costs to determine the percentage of completion. We then apply this percentage to the total contract revenue, and we post an entry so that the cumulative revenue recognized to date is equal to that number.

6.	Each monthly close cycle includes meetings between project managers and the controller to review current month actual project costs, inception-to-date total project costs, and estimated remaining hours (and project costs), versus the total project budget; the objective of this monthly review is to determine whether the total estimated cost remains reasonable, or if adjustments are required.

7.	If changes or updates to the existing project costs (used for revenue recognition purposes) are required, the controller then adjusts the total estimated cost used for revenue recognition in the appropriate month within the Company’s consolidated revenue recognition workbook.

When Unable to Reasonably Estimate Total Contract Costs

When the Company is unable to reasonably estimate total contract costs, it will wait until contract completion to recognize the associated revenue.

Custom “On-Boarding” Services

Custom “on-boarding” services refer to nonrecurring professional services to develop and/or integrate a customer’s software application, digital service, system, or Application Programming Interface (“API”) to connect with the AllDigital platform. On-boarding professional services projects are typically of a short duration and smaller revenue amounts. The Company recognizes revenue for on-boarding professional services upon project completion.

Updated Revenue Recognition Footnote

Beginning with its Form 10-Q for the period ended September 30, 2012, the Company plans to expand and further clarify its revenue recognition footnote, under its Summary of Significant Accounting Policies, beginning with its Form 10-Q filing for the quarterly period ended September 30, 2012, as follows:

The Company recognizes recurring and nonrecurring service revenue in accordance with the authoritative guidance for revenue recognition, including guidance on revenue arrangements with multiple deliverables. In general, revenue is recognized only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the service is performed and collectability of the resulting receivable is reasonably assured.

Revenue from certain design and development contracts, where a solution is designed, developed or modified to a customer’s specifications, is recognized on a percentage of completion basis in accordance with ASC 605-35 based on the cost-to-cost method, provided such costs can be reasonably estimated. The Company’s revenue recognition practices related to such contracts include: developing an approved budget; comparing actual period costs to the budget as a percentage; recognizing revenue for the period based upon the percentage of actual costs incurred compared to total estimated costs, and; performing monthly budget-actual reviews, updates, and adjustments as needed. The impact on revenues as a result of these revisions is included in the periods in which the revisions are made. For contracts for which the Company is unable to reasonably estimate total contract costs, the Company waits until contract completion to recognize the associated revenue.

Nonrecurring revenues also include “on-boarding” professional services that involve the development or integration of a customer’s software application, digital service, system, or Application Programming Interface (“API”) to connect with the AllDigital platform. On-boarding professional services projects are typically of a short duration and smaller revenue amounts. The Company recognizes revenue for on-boarding professional services upon project completion and acceptance.

Monthly recurring revenues are recognized ratably over the period in which they are delivered and earned. The Company typically charges monthly recurring platform fees, as well as monthly recurring charges for our back-end storage, cloud processing, origin transit, and maintenance and support services. These fees are generally billed based on a minimum commitment plus actual usage basis, and the term of such customer contracts vary typically from 12 to 24 months.

Rarely, a customer contract will include revenue arrangements that consist of multiple product and service deliverables. Such contracts are accounted for in accordance with ASC 605-25, as amended by ASU 2009-13. For the Company’s multiple-element arrangements, deliverables are separated into more than one unit of accounting when (i) the delivered element(s) have value to the customer on a stand-alone basis, and (ii) delivery of the undelivered element(s) is probable and substantially in the control of the Company. Revenue is then allocated to each unit of accounting based on the estimated selling price determined using a hierarchy of evidence based first on Vendor-Specific Objective Evidence (“VSOE”) if it exists, based next on Third-Party Evidence (“TPE”) if VSOE does not exist, and finally, if both VSOE and TPE do not exist, based on the Company’s best estimate of selling price (“BESP”). If deliverables cannot be separated into more than one unit, then the Company does not recognize revenue until all deliverables have been delivered and accepted.

* * *

In light of the upcoming deadline for the Company’s filing of its Form 10-Q for the period ending September 30, 2012, the Company desires to resolve the issues raised in your letter as soon as possible. In order to accelerate that resolution, the Company would like to schedule a phone call to discuss its response as soon as practicable after you have had a chance to review this response.

The Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ John Walpuck
John Walpuck, CFO